02056059

RECD S.E.C.
AUG 27 2002
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PROCESSED
AUG 28 2002
THOMSON
FINANCIAL

For the period ended August 20, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

FOR IMMEDIATE RELEASE

Contacts:

Investors: (U.S.)
Jack Howarth
Ph: 212-407-5740
800-252-3526

Investors: (Europe)
Emer Reynolds
Ph: 353-1-709-4000
00800 28352600

Media:
Sunny Uberoi
Ph: 212-322-4766

ELAN CORPORATION, PLC CONTINGENT VALUE RIGHTS (NASDAQ: LCVRZ)

DUBLIN, IRELAND, August 20, 2002 – Elan Corporation, plc (NYSE: ELN) ("Elan") received a Nasdaq Staff Determination on August 12, 2002 indicating that the Company's Contingent Value Rights (Nasdaq: LCVRZ) issued as part of the consideration for the acquisition of The Liposome Company, Inc. in May 2000 are subject to delisting from The Nasdaq National Market at the opening of business on August 20, 2002 for non-compliance with the minimum number of market makers requirement set forth in Nasdaq Marketplace Rule 4450(a)(6). The Company has requested a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination. The hearing request will stay the delisting of the Company's Contingent Value Rights pending the Panel's decision. There can be no assurance the Panel will grant the Company's request for continued listing.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: ______________________

William F. Daniel
Company Secretary

Date: August 27, 2002